

Mail Stop 3720

December 29, 2015

Mr. Anthony T. Skiadas
Senior Vice President and Controller
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

  Re: Verizon Communications Inc.
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed February 23, 2015
    Response dated November 10, 2015
    File No. 1-08606

Dear Mr. Skiadas:

  We have reviewed your November 10, 2015 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

1. Please tell us how many operating segments the Company has identified subsequent to the 2015 reorganization. To the extent your identified operating segments have changed, please clarify how your identified operating segments reconcile to your two reportable segments, including the significance of other operating segments not heretofore identified.

2. We note from your September 22, 2015 response the CODM receives financial and operational data with respect to each of Wireline's customer groups – Mass Markets, Global Enterprise, and Global Wholesale – and that this financial and operational information includes revenues, Contribution Margin, and operational data. Please explain to us the following:

a.   How often the CODM receives financial information for each of the three
customer groups within Wireline.
b.   What the CODM uses Contribution Margin for during his review.
c.   Whether the SVP & President of Operations also receives revenue and
Contribution Margin for each of the three customer groups within
Wireline and, if so, what he uses this information for during his review.
d.   Whether any individuals are held accountable for operating results with
respect to each of Wireline's three customer groups.

3.   Please confirm the level at which the CODM reviews budgets, and address whether he
reviews budgets for each of Wireline's customer groups. If not, tell us who is responsible
for this review.

4.   With respect to the organizational chart in Exhibit A of the November 10, 2015 response:
a.   Please tell us how the organizational chart aligns to the three identified
customer groups within Wireline.
b.   Please distinguish the roles and responsibilities of each individual within
the organizational chart.
c.   Please clarify what the SVP & Group Presidents of Consumer Mass
Business Sales & Service, Verizon Enterprise Solutions, and Verizon
Partner Solutions are held accountable for in their respective positions. To
the extent they are held accountable for operating performance, please
describe how they are held accountable.

5.   Please tell us how you considered the requirements in ASC 250-10-50-40. Specifically,
please discuss how you evaluated your various product and service offerings within Mass
Markets, Global Enterprise, and Global Wholesale. For example, we note from various
earnings call transcripts that you discuss trends of FiOS and traditional networks
separately.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French,
Accountant Branch Chief, at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications